

September 24, 2010

Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, MA 02111

> **Re:** **Iron Mountain Incorporated**
> **Form 10-K**
> **Filed February 26, 2010**
> **File No. 001-13045**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**

Dear Mr. McKeon:

We have completed our review of your Form10-K filed February 26, 2010 and have no further comments at this time.

Sincerely,

Chanda DeLong
Attorney-Advisor